August 30, 2011

VIA EDGAR

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:           Southern Union Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-06407

Dear Ms. Thompson:

This letter responds to the comment the Company received from the United States Securities and Exchange Commission (the “SEC”) by letter dated August 25, 2011 regarding the above-referenced filings.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our response utilizes the same caption contained in the SEC’s letter, and for your convenience, our response is prefaced with the SEC’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 21.  Other Income and Expense Items, page F-61

SEC Comment.  We have reviewed your response to comment four in our letter dated August 18, 2011, noting that you recognize the recovery of amounts in excess of the related recorded loss when the amount is determined by management to be realizable.  Considering that excess recoveries represent contingent gains, which generally shall be recognized only when all contingencies relating to recovery have been resolved, please tell us how recording contingent gains prior to the resolution of all contingencies and/or receipt of the cash proceeds complies with GAAP.  In doing so, please clarify what procedures, if any, you undertake with insurance companies to acknowledge that a payment is due and to confirm anticipated amounts.

Company Response:

The Company’s recoveries under insurance policies are generally cost recovery based.  Any insurance proceeds recovered under claims made would be primarily related to recovery of incurred costs.  The Company has not currently or historically realized any material contingent gains resulting from the receipt of insurance proceeds in excess of related losses.

In its Form 10-K filing for the year ended December 31, 2011, the Company will disclose its policy related to accounting for the recovery of losses resulting from insurance recoveries.  Such accounting policy statement will not include disclosure of contingent gains resulting from insurance recoveries as such activities have not been material to the periods reported in the Company’s previous filings and are not expected to be material to its ongoing business.

Conclusion:

In providing the foregoing responses to your comment letter, the Company reaffirms and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7568.

Very truly yours,

                 /s/ George E. Aldrich
George E. Aldrich
Senior Vice President, Chief Accounting  Officer  and Controller

cc:           Mr. George L. Lindemann
Mr. Richard N. Marshall
Mr. Robert M. Kerrigan, III